

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

G. Patrich Simpkins, Jr.
Chief Financial Officer
Green Plains Inc.
1811 Aksarben Drive
Omaha, Nebraska 68106

      Re: Green Plains Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 18, 2022
          File No: 001-32924

Dear G. Patrich Simpkins:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services